____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer E195-E2 and E190-E2 Receives

Type Certification in Canada

São José dos Campos, Brazil, December 15, 2022 – Embraer’s E2 family of commercial jets, the E195-E2 and E190-E2, has received Type Certification from Transport Canada Civil Aviation (TCCA), following certification from ANAC (Brazil), the FAA (USA), and EASA (Europe) in 2019 and 2018 respectively.

The delivery of the first of fifty E195-E2 ordered by Toronto based Porter Airlines, which will also be the first E195-E2 to operate in North America, will take place at Embraer’s headquarters in São José dos Campos, Brazil, in the coming days.

Porter Airlines has orders with Embraer for up to 100 E195-E2 aircraft; 50 firm commitments and 50 purchase rights. In 2021 Porter ordered 30 Embraer E195-E2 jets, with purchase rights for a further 50 aircraft, worth US$5.82 billion at list price, with all options exercised. A firm order for a further 20 aircraft followed in 2022, valued at US$1.56 billion.

The world’s most efficient family of single-aisle aircraft is shaping the regional market with its sustainable technologies, superior cabin comfort, excellent economics and optimal range. As operators look to the future, renewing ageing fleets and expanding networks, the E2 will be at the heart of this transformation.

The E195-E2 is the most environmentally friendly aircraft in its class, with a 25% lower fuel burn than the previous generation aircraft, with E190-E2 achieving 17% lower emissions. Both aircraft have the lowest levels of external noise, and the longest maintenance intervals in the single-aisle jet category - with 10,000 flight hours for basic checks and no calendar limit for typical E-Jet operations. This means an additional 15 days of aircraft utilization over a period of ten years compared to current generation E-Jets.

The E190-E2’s take-off performance is particularly notable, the aircraft’s range from airports with hot-and-high conditions, such as Denver and Mexico City, increases by 600nm compared to current-generation aircraft.

Images: https://embraer.imagerelay.com/ml/dd81ded80cfd4a718ffe0ecf9dd8dfb3

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly-owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world. The aircraft transport over 145 million passengers per year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations